Landmark Apartment Trust, Inc.

4901 Dickens Road, Suite 101

Richmond, Virginia 23230

January 27, 2016

VIA EDGAR AND COURIER

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

100 F. Street N.E.

Washington, DC 20549

Attention: Jennifer Gowetski

Re:	Landmark Apartment Trust, Inc. / Application for Withdrawal on Form RW for Registration Statement on Form S-11 (File No. 333-204152)

Ladies and Gentlemen:

On May 14, 2015, Landmark Apartment Trust, Inc., a Maryland corporation (the “Company”), filed Registration Statement No. 333-204152 on Form S-11 (together with the exhibits and amendments thereto, the “Registration Statement”) with the Securities and Exchange Commission (the “Commission”).

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Act”), the Company hereby applies for the withdrawal of the Registration Statement and requests that the Commission consent thereto. No securities have been issued or sold under the Registration Statement. The Registration Statement has not been declared effective by the Commission.

The Company is applying for withdrawal of the Registration Statement because the Company has entered into an Agreement and Plan of Merger, dated as of October 22, 2015, by and among the Company, Monument Partners, L.L.C., a Delaware limited liability company (“Monument Partners”), Monument REIT Merger Sub, L.P., a Delaware limited partnership (“REIT Merger Sub”), Monument Partnership Merger Sub, L.P., a Virginia limited partnership, and Landmark Apartment Trust Holdings, LP, a Virginia limited partnership, pursuant to which the Company will merge with and into REIT Merger Sub, with REIT Merger Sub continuing as the surviving entity (the “Merger”). Upon consummation of the Merger, the Company will become a wholly-owned subsidiary of Monument Partners. The Company expects the Merger to be consummated on or about January 27, 2016.

Please send copies of the written order granting withdrawal of the Registration Statement to the undersigned at Landmark Apartment Trust, Inc., 4901 Dickens Road, Suite 101, Richmond, Virginia 23230, facsimile number (804) 237-1345, with a copy to the Company’s counsel, Hogan Lovells US LLP, 555 13th Street NW, Washington, DC 20004, facsimile number (202) 637-5910.

If you have any questions regarding this letter, please contact Stuart Barr, Esq. of Hogan Lovells US LLP at (202) 637-6564.

It is our understanding that this application for withdrawal of the Registration Statement will be deemed granted as of the date that it is filed with the Commission unless, within fifteen days after such date, the Company receives notice from the Commission that this application will not be granted.

Sincerely,

/s/ Stanley J. Olander, Jr.
Stanley J. Olander, Jr.
Chief Executive Officer and President

cc:	Jerard Gibson

Securities and Exchange Commission

Stuart A. Barr

Leslie B. Reese, III

Hogan Lovells US LLP

Edward Schneidman

Eric Sievertsen

Kirkland & Ellis LLP